EXHIBIT 4.2

THE JONES FINANCIAL COMPANIES, L.L.L.P.

2026 PROFITS INTEREST PLAN

1.
Title

This plan (the “Plan”) shall be known as the 2026 Profits Interest Plan of The Jones Financial Companies, L.L.L.P (the “Partnership”).

2. Purpose

The primary purpose of the Plan is to provide incentives to attract, retain, compensate, and motivate “Employees” (as that term is defined in the instructions to Form S-8) of the Partnership and its Subsidiaries by offering them an opportunity to participate in the Partnership’s future financial performance. Pursuant to the Plan, certain Employees (“Participants”) may be granted an award (an “Award”) of "Profits Interests” (“Interests”), as such term is defined in the Partnership’s Twenty-Third Amended and Restated Agreement of Registered Limited Liability Limited Partnership dated as of November 5, 2025, as it may be amended or restated from time to time (the “Partnership Agreement”). As used herein, “Subsidiaries” include any entity the Partnership wholly owns (directly or indirectly).

3.
Eligibility

Any Employee who meets the performance, tenure or other eligibility criteria set by the Partnership is eligible to be selected by the Partnership to be a Participant and receive an Award under the Plan.

4.
Interests Covered by the Plan

The designated aggregate Notional Capital Contribution of Interests covered by the Plan shall be $100,000,000.00. This amount and the kind of Interests shall be equitably adjusted to reflect any subsequent reorganization, reclassification, Interest splits, reverse Interest splits or similar matters affecting the amount and type of outstanding Interests of the Partnership. Awards covering Interests not exceeding this amount may be granted to Participants by the Partnership. To the extent that any Award is canceled or expires, the Partnership may include such Interests in another Award. The rights, responsibilities and obligations related to the Interests are set forth in and governed by the Partnership Agreement. Capitalized terms used but not defined in the Plan shall have the meanings assigned to such terms in the Partnership Agreement.

5.
Awards – Description

Each Award shall represent the right to receive the amount of Interests described therein at and within the time period specified therein. Interests shall be issued at the Effective Time stated in the Profits Interest Subscription Agreement covering the Interests, subject to the terms and conditions of the Award, such Profits Interest Subscription Agreement and the Plan. Interests shall be issued for such consideration, if any, as determined by the Partnership, which, for the avoidance of doubt, may be no consideration. Awards may be conditioned in any manner the Partnership may determine and set forth in the Award and Profits Interest Subscription Agreement covering the Interests. An Award may be canceled by the Partnership in its sole discretion prior to the issuance of Interests under such Award.

6. Awards – Granting

Awards may be granted as follows:

(a) Awards. The Partnership will determine the Participants and establish the amount of Interests subject to, duration and other terms, if any, of the Awards subject to the terms of the Partnership Agreement. In making its determination of who shall be Participants and the amount of Interests subject to, duration and other terms of each Award, the Partnership shall take into account such factors as the Participant’s level of responsibility, job performance, branch profitability, potential for growth, years of experience, level and types of compensation and such other factors deemed relevant by the Partnership. Awards may be granted throughout the term of the Plan.

(b) Notice of Awards. Upon the granting of any Award by the Partnership, the Participant shall be advised as to the amount of Interests subject to, duration and other terms of the Award.

7.
Additional Documentation

If a Participant is granted an Award under the Plan and elects to participate, such Participant will subscribe by executing and delivering a Profits Interest Subscription Agreement to the Partnership, each substantially in the form approved by the Partnership. Each Participant shall also execute such additional documents and take such further action as the Partnership may reasonably request.

8.
Award Date

After a Participant’s Profits Interest Subscription Agreement is received by the Partnership, the Participant will receive Interests on the Effective Date specified in the Profits Interest Subscription Agreement covering the Interests or as otherwise determined by the Partnership. On such date, any Participant not already a Profits Interest Holder will become a Profits Interest Holder of the Partnership, subject to the terms of the Partnership Agreement.

9.
Use of a Committee to Administer the Plan

A committee consisting of one or more General Partners of the Partnership, which may include the Partnership’s Managing Partner, shall be appointed by the Managing Partner of the Partnership (the “Committee”) to administer the Plan. Committee members shall serve at the pleasure of the Managing Partner. In the absence of any Committee, the Managing Partner shall serve as the Committee.

The Committee shall have full power and authority to act on behalf of the Partnership in all matters related to the Plan, including, but not limited to, interpreting the Plan, establishing rules relating to the Plan which it deems appropriate, establishing sub-plans to comply with applicable foreign law or to recognize differences in local law, currency or tax policy, and making other determinations which it believes necessary and advisable for the proper administration of the Plan. Decisions of the Committee in matters relating to the Plan shall be final and conclusive. The Committee’s determinations under the Plan, including, without limitation, determinations as to Participants or Awards, need not be uniform. Members of the Committee shall not be eligible to participate in the Plan.

The Committee may further delegate to one or more officers or employees of the Partnership or any Subsidiary, and/or one or more agents, authority to assist the Committee in any or all aspects of the day-to-day administration of the Plan and/or of Awards granted under the Plan.

10.
Forfeiture/Recoupment

The Committee may impose any clawback, recovery or recoupment provisions in an Award as the Committee determines necessary or appropriate, including a reacquisition right in respect of previously acquired Interests upon the occurrence of any Suspension Event. No recovery of compensation under such a clawback policy will be an event giving rise to a right to resign for “good reason” or be deemed a “constructive termination” (or any similar term) as such terms are used in any agreement between any Participant and the Partnership or any Subsidiary. In addition, the Managing Partner may cause any Participant to cease to be a Profits Interest Holder for any reason at the discretion of the Managing Partner in accordance with the Partnership Agreement.

11.
Costs of Administering the Plan

All costs and expenses of administering the Plan shall be borne by the Partnership.

12.
Amendments and Termination

Subject to the terms of the Partnership Agreement, the Partnership may, at any time or for any reason, amend the Plan either retroactively or prospectively or terminate or suspend the Plan, any Participant’s participation in the Plan, or any Award. Termination of the Plan will not affect the rights and obligations of the Participants arising under Awards previously granted under the Plan.

13.
Non-Assignability

Awards are non-transferable and may not be assigned or pledged by any Participant at any time and no recognition shall be given to any attempt to assign any rights hereunder.

14.
Inception Date; End Date

The inception date of this Plan shall be February 9, 2026. The Plan will continue in effect until February 9, 2036, unless earlier terminated or extended by the Partnership. Following the end date of the Plan pursuant to this paragraph, no new Awards will be granted under the Plan.

15.
Liability of the Partnership

The Partnership, any Subsidiary or Affiliate which is in existence or hereafter comes into existence, the Committee and any delegate thereof shall not be liable to a Participant or any other person as to: (a) the non-issuance or sale of Interests as to which the Partnership has been unable to obtain from any regulatory body having jurisdiction the authority deemed by the Partnership’s counsel to be necessary to the lawful issuance and sale of any Interests hereunder; and (b) any tax consequence expected, but not realized, by any Participant or other person due to the receipt, exercise or settlement of any Award granted hereunder.

16.
Choice of Law

The validity, construction and effect of the Plan and any actions relating to the Plan shall be determined in accordance with the laws of the State of Missouri without giving effect to any choice of law provisions.

17.
Section 409A Compliance

It is the intention of the Partnership and the Committee that Awards granted under the Plan not be subject to the provisions of Section 409A of the IRC (“Section 409A”). To the extent an Award granted under the Plan is determined to be subject to the provisions of Section 409A, it is intended that the terms of the Partnership Agreement, the Plan and the Profits Interest Subscription Agreement applicable to such Award comply with Section 409A, and they shall be interpreted, administered and operated in a manner consistent with such intent. Notwithstanding the foregoing, the Partnership makes no representation or warranty that the Awards will not be subject to (or will comply with) Section 409A, and in no event shall the Partnership, the Committee, or any Subsidiary (or their respective Affiliates, employees, agents, officers, directors, managers, successors or assigns) be liable to any person for any failure to comply with Section 409A or an applicable exemption thereunder.

18.
No Guarantees Regarding Tax Treatment; No Tax Minimization Obligation

Neither the Partnership nor the Committee makes any guarantees to any person regarding the tax treatment of any Award or payments made with respect to any Award. Neither of the Partnership nor the Committee has any duty or obligation to minimize the tax consequences of any Award, including, without limitation, tax consequences that may result from changes to applicable law, and in no event shall the Partnership, the Committee, or any Subsidiary (or their respective Affiliates, employees, agents, officers, directors, managers, successors or assigns) be liable to any Participant with respect to such tax consequences.

19.
Arbitration

BY PARTICIPATING IN THE PLAN, ALL PARTICIPANTS AGREE THAT ANY DISPUTE, CLAIM OR CONTROVERSY ARISING UNDER OR RELATED TO THIS PLAN SHALL BE RESOLVED BY ARBITRATION AND WITHOUT RESORT TO LITIGATION IN COURT IN ACCORDANCE WITH ARTICLE 11 OF THE PARTNERSHIP AGREEMENT, WHICH IS HEREBY INCORPORATED INTO THIS PLAN BY REFERENCE.